1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of November 2010
This is to report 1) the changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of November 2010.
1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares held	Number of shares held
Title	Name	as of Oct. 31, 2010	as of Nov. 30, 2010	Changes
Vice Chairman	F. C. Tseng	34,862,675	34,712,675	-150,000
Vice President	Wei-Jen Lo	2,699,127	2,632,127	-67,000
Vice President	Y. P. Chin	4,599,823	4,544,823	-55,000
2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares	Number of shares
		pledged as of Oct. 31,	pledged as of Nov. 30,
Title	Name	2010	2010	Changes
Director	National Development Fund, Executive Yuan	1,653,044,208	329,490,000	-1,323,554,208
3)	The acquisition of assets (in million):

Description of assets	Purchase price
Manufacturing Equipment	NT$16,514
Facility and engineering equipment	NT$3,829
Securities	Euro€9.4
4)	The disposition of asset (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$763

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 23, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer